Exhibit 11.1
Redwood Trust, Inc.
Computation of Per Share Earnings

	Three Months	Nine Months
	Ended	Ended
	September 30,	September 30,
	2005	2005

Basic:
Average common shares outstanding	24,712,536	24,554,475

Total	24,712,536	24,554,475

Net Income	$55,899,971	$157,376,101

Per Share Amount	$2.26	$6.41

Diluted:
Average common shares outstanding	24,712,536	24,554,475
Net effect of dilutive stock options outstanding during the period — based on the treasury stock method	601,779	605,144

Total	25,314,315	25,159,619

Net Income	$55,899,971	$157,376,101

Per Share Amount	$2.21	$6.26